Exhibit 1.02

Harsco Corporation
Conflict Minerals Report
For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report of Harsco Corporation (“Harsco” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Forward-looking statements contained in this Conflict Minerals Report are made based on known events and circumstances at the time of release and, as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Conflict Minerals Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the compliance efforts and expected actions of Harsco identified under the “Additional Due Diligence and Risk Mitigation” section of this Conflict Minerals Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals compliance program and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see the Company’s other filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this disclosure, and undertakes no obligation to update them unless otherwise required by law.

Prior to and during the Reporting Period, Harsco conducted internal training sessions to inform management and relevant business functions, including marketing, product development, procurement, corporate supply chain, product safety, information technology, controller’s, financial reporting and legal compliance, about the SEC conflict minerals rule and its requirements. Harsco’s relevant business functions worked together to create a conflict minerals compliance procedure that describes the Company’s process for (1) conducting the reasonable country of origin inquiry (“RCOI”) and due diligence regarding the use of “conflict minerals” (as defined below) in products manufactured or contracted to be manufactured by Harsco and the Company’s consolidated subsidiaries and (2) preparing required reports and disclosures.

The SEC defines the term “conflict minerals” to mean:

(i) Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the DRC or an adjoining country; or

(ii) Any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the DRC or an adjoining country.

Reasonable Country of Origin Inquiry

As required by the SEC’s conflict minerals rule, Harsco conducted a good faith RCOI regarding the potential inclusion of conflict minerals included in the Company’s products during the Reporting Period. There is significant overlap between the Company’s RCOI efforts and the due diligence measures it performed. Harsco’s supply chain analysis focused on the Company’s three reportable segments: the Harsco Metals & Minerals Segment, the Harsco Rail Segment and the Harsco Industrial Segment. The Company typically does not purchase raw materials directly from mines, smelters or refiners. Accordingly, the Company relies on direct suppliers in the supply chain between the Company and the original sources of raw materials to provide information regarding the origin of any conflict minerals that may be included in the Company’s products.

As a downstream purchaser of conflict minerals, Harsco’s RCOI and due diligence measures can provide only reasonable-not absolute-assurance regarding the source and chain of custody of the necessary conflict minerals. The Company’s RCOI and due diligence processes are based on the necessity of seeking data from direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. Another complicating factor is the unavailability of country of origin and chain of custody information from direct suppliers on a continuous, real-time basis. The Company’s available sources of information may yield inaccurate or incomplete information and may be subject to fraud.

The Company began its RCOI by identifying product categories and consumables that may contain conflict minerals. Initial product categories and consumables within this scope included fittings, paint, motors, coatings, air motors, admiralty brass, pipes, welding wire, wire, electrical fittings, lubricants, glass, bushings, electronics, cables, steel parts, fabricated parts, machine parts, castings, hydraulic parts, bearings, power transmissions and tubular parts. Using information derived from the Company’s procurement systems, supplemented by information supplied by personnel in the Company’s divisional supply chain, Harsco identified more than 240 direct suppliers of components and raw materials that may contain conflict minerals. Harsco provided each of these direct suppliers with the form survey authored by the Electronic Industry Citizenship Coalition - Global e-Sustainability Initiative (EICC-GeSI). Among other things, the survey solicited information regarding the location and identity of smelters and refiners. Harsco developed a database to track survey progress and responses. From the database, Harsco was able to identify direct suppliers that failed to provide the requested information and redistributed surveys to those who did not respond. Through this process, by the end of the Reporting Period, approximately 81% of those direct suppliers queried provided completed surveys. Harsco collaborated with the Company’s direct suppliers to review responses to the surveys when clarification was warranted. In this fashion, Harsco and the direct suppliers worked together in an effort to trace the supply chain of each at-risk component and raw material.

Many of the Company’s products do not contain conflict minerals. For example, a review of product specifications revealed that products in the Harsco Metals & Minerals Segment do not contain conflict minerals. However, using the information collected from the EICC-GeSI surveys transmitted to the Company’s direct suppliers, Harsco determined that some products manufactured in the two other reportable segments, the Harsco Rail and Harsco Industrial Segments, contained one or more of the conflict minerals. Upon conclusion of the RCOI, the origin of these conflict minerals could not be determined. As such, Harsco proceeded to exercise due diligence in accordance with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition).

Due Diligence Review

As part of the Company’s due diligence, a cross-businesses conflict minerals compliance team within the Company communicates regularly and meets periodically to discuss the Company’s compliance efforts. Business functions represented on the compliance team include corporate supply chain, information technology, financial reporting and legal compliance. The Company’s legal department has provided briefings and status reports to the Company’s board of directors. Further, Harsco began an outreach program to notify direct suppliers of the Company’s obligations under the SEC conflict minerals rule. Harsco is also finalizing a formal conflict minerals policy that, upon receiving internal approvals, it intends to implement throughout Harsco’s global supply chain, manufacturing facilities and service locations.

Harsco’s due diligence and conflict minerals compliance program includes the following integral processes: (1) supplier screening throughout the sourcing and selection process of direct suppliers; (2) annual review of spend by commodities and direct suppliers that may be using conflict minerals in the parts or products Harsco purchases; (3) annual risk assessment, incorporating supply interruption risk mitigations for specific direct suppliers that could be commercially connected to the DRC and adjoining countries; (4) disclosing program status and managing all customer requests; and (5) providing training for cross-functional awareness. A central component of the Company’s efforts to track the origin of conflict minerals that may occur in the Company’s products is the form EICC-GeSI survey, which is sent to all affected direct suppliers. As part of the Company’s due diligence, Harsco has sought to add new, DRC conflict-free suppliers to the roster of approved direct suppliers. The Company has begun to encourage direct suppliers to source, when feasible, from smelters or refiners that are compliant with the Conflict-Free Smelter Program assessment protocols monitored under the inter-industry Conflict-Free Sourcing Initiative.

The Company has also expanded lines of communication with direct suppliers on these issues. Harsco encourages the Company’s direct suppliers to work with sub-tier suppliers to ensure traceability of conflict minerals to the smelter level. Harsco will require that direct suppliers provide written evidence of due diligence documenting that raw materials used to produce conflict minerals, supplied to Harsco directly or indirectly, do not originate from mining or smelting operations in the DRC and adjoining countries or are sourced from smelters certified as conflict-free by an independent third party. The Company’s corporate supply chain function will seek to include contractual provisions in relevant supply agreements to help ensure ongoing compliance with the conflict minerals rule. If Harsco identifies a reasonable risk that a direct supplier is not acting in compliance with the Company’s conflict minerals policy, the Company will require the direct supplier to commit to and implement a corrective action plan within a reasonable period of time. Continued non-conformance and refusal to address issues of concern may lead to termination of the business relationship.

Results of Due Diligence

Products in the Harsco Rail and Harsco Industrial Segments that may contain one or more conflict minerals include rail tampers, track stabilizers, rail grinders, track renewal and construction units, anchor adjusters, air-cooled heat exchangers, commercial water-heating boiler systems and a variety of replacement parts. After exercising due diligence, the country of origin of conflict minerals contained within products in the Harsco Rail and Harsco Industrial Segments cannot be readily determined at this time. The facilities used to process the conflict minerals in these products are unknown. Harsco is unable to determine this information with greater specificity at this time because the Company’s direct suppliers were unable to provide the information to Harsco. Many of these direct suppliers indicated in their survey responses that they required additional time to trace their own supply chains.

Additional Due Diligence and Risk Mitigation

During 2014, the Company may look for ways to strengthen the Company’s conflict minerals compliance program, including the processes outlined above. In addition, Harsco expects to continue to collaborate with the Company’s direct suppliers so that they more closely comply with Harsco’s conflict minerals policy and are able to track the sourcing of conflict minerals with greater precision. To that end, the Company expects to continue outreach and education efforts among the direct supplier base, particularly with respect to direct suppliers that have not previously conducted business with the Company and with respect to direct suppliers that are unable to provide greater transparency as to their own sourcing practices. The Company’s procedures continue to evolve.

The information contained in this Conflict Minerals Report is available free of charge on the Company’s website at www.harsco.com. Other information contained in, and that can be accessed through, the website is not, and shall not be deemed to be, part of this Conflict Minerals Report or incorporated into any other filings Harsco makes with the SEC.